Exhibit 3.1

AMENDMENT NO. 1 TO THE

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

CHENIERE ENERGY PARTNERS LP HOLDINGS, LLC

This Amendment No. 1 to the Amended and Restated Limited Liability Company Agreement of Cheniere Energy Partners LP Holdings, LLC, a Delaware limited liability company (the “Company”), dated as of September 29, 2016 (this “Amendment”), is made and entered into by the Board of Directors of the Company (the “Board”) pursuant to Section 11.1(c) of the Amended and Restated Limited Liability Company Agreement of the Company, dated as of December 13, 2013 (the “LLC Agreement”).

WITNESSETH

WHEREAS, the Company is a Delaware limited liability company that was formed under the Delaware Limited Liability Company Act, 6 Del. C. § 18-101, et seq. (the “Act”), and is currently governed by the LLC Agreement;

WHEREAS, the Board has approved the amendments to the LLC Agreement as set forth herein; and

WHEREAS, the Board has determined in good faith that the amendments will not have a material adverse effect on the preferences or rights associated with the common shares representing limited liability company interests in the Company (including as compared to other classes or series of Shares (as defined in the LLC Agreement)).

NOW, THEREFORE, intending to be legally bound, the LLC Agreement is hereby amended as follows:

I.	AMENDMENTS

A. The words “or its subsidiaries” are hereby deleted from the definition of the term “Independent Director” in Section 1.1 of the LLC Agreement.

B. The first sentence of Section 7.7(a) of the LLC Agreement is hereby amended and replaced in its entirety to read as follows:

“Notwithstanding anything to the contrary set forth or implied in this Agreement, to the fullest extent permitted by law, no Director or Officer shall be liable to the Company, the Members or any other Person bound by this Agreement for monetary damages for losses sustained or liabilities incurred as a result of any act or omission of such Director or Officer, unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, such Person acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that such Person’s conduct was criminal.”

II.	MISCELLANEOUS

A. Binding Effect. This Amendment shall be binding upon and inure to the benefit of the members of the Company and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

B. Full Force and Effect. Except to the extent modified hereby, the LLC Agreement shall remain in full force and effect.

C. Governing Law. This Amendment shall be interpreted in accordance with and governed by the laws of the State of Delaware, without regard to principles of conflict of laws.

D. Invalidity of Provisions. If any provision of this Amendment is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned, pursuant to authority duly delegated by the Board, has caused this Amendment to be duly executed and effective as of the date first written above.

MEMBERS:

All members of the Company now and hereafter admitted as members of the Company pursuant to powers of attorney now and hereafter granted to the Chief Executive Officer, including pursuant to Section 2.6 of the LLC Agreement:

By:	/s/ Jack A. Fusco
Name:	Jack A. Fusco
Title:	Chairman, President and Chief Executive
Officer

[Signature Page to Amendment No. 1 to the CQH LLC Agreement]